SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          NOTICE OF EXEMPT SOLICITATION




Name of the Registrant:  Airgas, Inc.



Name of person relying on exemption: Wynnefield Capital Management, LLC



Address of person relying on exemption: 450 Seventh Avenue, Suite 509, New York, NY 10123



Written Materials. See attached letter of Wynnefield Capital Management, LLC dated June 25, 2001, submitted pursuant to Rule 14a-6(g)(1).






                        RESTORE AIRGAS' SHAREHOLDER VALUE



                       WYNNEFIELD CAPITAL MANAGEMENT, LLC
                          450 SEVENTH AVENUE, SUITE 509
                               NEW YORK, NY 10123
                                (212) 760 - 0814


                                               JUNE 25, 2001

DEAR FELLOW AIRGAS, INC. SHAREHOLDER:

      Wynnefield Capital Management and the affiliated funds that we manage (collectively, "Wynnefield") have owned a significant position in Airgas, Inc. ("Airgas" or the "Company") for over five years. We have submitted a shareholder proposal in the name of one of our funds, Wynnefield Partners Small Cap Value, L.P., for your approval at this year's Annual Meeting of the Company's shareholders. The proposal requests the Airgas Board of Directors to establish and authorize a committee of independent, non-employee directors to work with the Company's management and to engage outside professional advisors, as necessary, to identify and develop strategic alternatives to maximize current shareholder value.

      Airgas, in its public filing on May 7, 2001, stated that it had previously formed a special Board committee to review the Company's strategic direction and that the committee concluded that the best course of action was to continue implementation of management's business plan. We believe that any committee examining strategic directions must take a far more independent and proactive approach. We believe that an independent committee, together with the Company's outside financial advisors, should be actively soliciting, in a public and formal process, expressions of interest and proposals for a business combination or sale transaction with a suitable buyer which may well yield a significant premium for Airgas' shareholders.

         OUR PROPOSAL WILL BE INCLUDED IN THE COMPANY'S PROXY MATERIALS
          WHICH YOU SHOULD READ CAREFULLY AND IN ITS ENTIRETY WHEN THE
        COMPANY MAKES SUCH MATERIALS AND INFORMATION AVAILABLE TO YOU. WE
       URGE YOU TO VOTE "FOR" OUR PROPOSAL INCLUDED IN THE COMPANY'S PROXY
                                   MATERIALS.

                         WHY IS OUR PROPOSAL NECESSARY?


      Wynnefield has been an Airgas shareholder for over five years and has lost confidence in the ability of the current Board and management to lead Airgas to fulfill its potential in the current business environment and to maximize shareholder value. While Airgas' original business plan of leasing packaged gas cylinders to customers and buying and integrating smaller core competitors was initially successful, we believe Airgas' diversification initiatives over the last five years have impaired the Company's balance sheet and have seriously eroded shareholder return on investment. The 1998 initiative to improve profitability - - "Repositioning Airgas for Growth" - - was unable to reverse earnings deterioration. While the latest profitability initiative - - "Airgas One" - - seems attractive on the surface, do you really want to bet that "this time will be different?" We strongly believe the Company's shareholders could be better served if Airgas combined with or agreed to be acquired by a larger, economically stronger industry participant. WE BELIEVE THE MOST RISKY COURSE OF ACTION THE COMPANY CAN TAKE IS TO TAKE NO ACTION AT ALL AND TO REMAIN INDEPENDENT WITHOUT CONSIDERING ALL AVAILABLE ALTERNATIVES.

      Of course we do not want the Company to rush out and conduct a "fire sale." Our proposal simply requests the Company to seek outside advice from independent financial advisors in an open and transparent process that would enable an independent committee of the Board to take a fresh look at ALL strategic alternatives available in the market place. We do not believe that this process has taken place to date. WE BELIEVE THE ENGAGEMENT OF A NATIONALLY RECOGNIZED INVESTMENT BANKING FIRM WITH A SUCCESSFUL TRACK RECORD IN SIMILAR TRANSACTIONS AND WITH A SPECIFIC MANDATE TO IDENTIFY AND PURSUE WITH MANAGEMENT APPROPRIATE TRANSACTIONS TO MAXIMIZE SHAREHOLDER VALUE, THAT MAY INCLUDE A BUSINESS COMBINATION OR SALE OF THE COMPANY, IS THE BEST COURSE OF ACTION FOR AIRGAS' SHAREHOLDERS AT THIS TIME.


                               JUST MAKE THE CALL!

      Did you know that in a June 1999 Forbes article, Airgas CEO Mr. Peter McCausland was quoted as saying, "I'm just one phone call away from $34 a share," referring to the larger rivals such as Praxair and BOC's desire to pursue the acquisition of Airgas. Obviously, the call should have been made then. We believe it's not too late to make that call. According to that same Forbes article, one frustrated potential buyer noted "the problem with Airgas is that it's got a built-in poison pill... it's called Peter McCausland."

      While Airgas' stock has risen since we first submitted our proposal to Airgas last March, and while we are gratified that the Company coincidentally held its first analyst conference in three years on May 24, 2001, we believe that the Airgas shareholders have paid the price for management's strategic misadventures and inertia.


          DON'T JUST SIT ON THE SIDELINES; YOUR SUPPORT IS NEEDED NOW!


      The way we see it, the time is ripe for Airgas to find a partner willing to pay a significant premium, lest management run the risk of watching the franchise further erode and then be forced to pursue a sale or financial restructuring transaction in a materially weakened condition. As Airgas' shareholders, we should not have to bear that risk!

      PLEASE REMEMBER -- Airgas' stock was trading as high as $25 only four years ago and it was trading at only $8.24 on March 1st when we submitted our proposal. This is, by any measure, share value diminution.

      Let's send the Board a message that we do not intend to remain spectators. Please join us in urging the Company to explore all alternatives to maximize shareholder value today!!

      WE STRONGLY RECOMMEND THAT YOU VOTE "FOR" OUR PROPOSAL INCLUDED IN THE COMPANY'S PROXY MATERIALS.

      We encourage you to contact your financial and other professional advisors for their advice and to discuss potential premiums paid in similar transactions with companies comparable to Airgas and its competitors.

      If you have any questions or need assistance in voting your shares, please call Rick Grubaugh at D.F. King & Co., who is assisting us, toll free at 1-800-431-9629 or (212) 493-6950.

      Thank you for your consideration.

                                   Sincerely,

                                   Wynnefield Capital Management, LLC